UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington,  D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

OMB Number	SEC File Number	CUSIP Number
3235-0058	001-31225	29355X107

(Check one):	☑ Form 10-K	☐ Form 20-F	☐ Form 11-K	☐ Form 10-Q	☐ Form 10-D
	☐ Form N-CEN	☐ Form N-CSR
For Period Ended December 31, 2019

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
For the Transition Period Ended

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I. REGISTRANT INFORMATION

EnPro Industries, Inc.
Full Name of Registrant

Former Name if Applicable

5605 Carnegie Boulevard, Suite 500
Address of Principal Executive Office (Street and Number)

Charlotte, North Carolina 28209
City, State and Zip Code

PART II. RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☑	(b)
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K, Form N-CEN or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III. NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-CEN, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

EnPro Industries, Inc. (the “Company”) was unable to file its Annual Report on Form 10-K (the “Form 10-K”) for the year ended December 31, 2019 within the prescribed time period without unreasonable effort or expense because it has not completed its financial reporting process, including its assessment of internal control over financial reporting. The Company intends to file the Form 10-K on or before March 17, 2020.

PART IV. OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification.

Robert S. McLean	704	731-1500
(Name)	(Area Code)	(Telephone Number)

(2)
Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

☑ Yes     ☐ No

(3)
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☑ Yes     ☐ No

As reflected in the Company’s press release dated February 25, 2020, which was furnished as Exhibit 99.1 to the Company’s Form 8-K dated February 25, 2020:

•	net sales for the year ended December 31, 2019 were $1,205.7 million compared to $1,274.1 million for the prior year,

•	income from continuing operations before income taxes for the year ended December 31, 2019 was $4.3 million compared to $15.1 million for the prior year,

•	income from continuing operations for the year ended December 31, 2019 was $7.8 million compared to loss from continuing operations of $4.7 million for the prior year, and

•	net income for the year ended December 31, 2019 was $38.3 million compared to $19.6 million for the prior year.

EnPro Industries, Inc.
(Name of Registrant as Specified in Charter)
has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	March 3, 2020	By:	/s/ Steven R. Bower
		Name:	Steven R. Bower
		Title:	Senior Vice President, Chief Accounting Officer and Controller